Lightspeed’s U.S. Retailers Grew Nearly 2X Industry Average in 2021 Lightspeed U.S. Hospitality Merchants outperformed peers by over 52% MONTREAL, January 12, 2022 - Lightspeed Commerce Inc. (NYSE: LSPD) (TSX: LSPD), the one-stop commerce platform for merchants around the world to simplify, scale and create exceptional customer experiences, today released new data that shows U.S.-based Lightspeed merchants in both retail and hospitality outperformed their peers in 2021. U.S.-based Lightspeed retail customers saw Same-Store GTV grow 35% in 2021 compared to 2020 versus the industry average sales growth of 18%. Concurrently, U.S.-based Lightspeed hospitality customers saw Same-Store GTV increase 52% versus the industry average sales growth of 31% for the same period. “With all of the uncertainty surrounding the ongoing pandemic and supply chain disruptions, we are thrilled to see that our customers continued to thrive and grow in 2021,” said Lightspeed President, JP Chauvet. “Seeing same-store sales increase year-over-year is a testament to the resilience and ingenuity of our merchants, and we are honored to be their commerce platform of choice. We believe the vast adoption of new technologies like cloud POS, omni-channel distribution, contactless payments and order ahead are helping drive this growth and expansion, and we’re excited to see where these developments take Lightspeed and our customers in 2022.” The data released today1 compares the gross transaction volume2 of global Lightspeed locations that were fully operational for the period of January 1st until December 31st in both calendar 2020 and 2021 (Same-Store GTV). When looking 1 All data presented here is approximate and is based on various assumptions. All data is unaudited and is subject to adjustment. 2 Key Performance Indicator. See "Key Performance Indicators"

at year-over-year U.S. growth, the timeframe of January to November was selected to coincide with the latest available 2021 U.S. Census data3. Lightspeed 2021 Retail Data Global retail was estimated to grow 7.2% in 20214, but Lightspeed retailers saw significant year-over-year Same-Store GTV growth well in excess of this estimate across several verticals, sectors and regions. While U.S. Census data shows average retail sales growth at 18% in 2021, Lightspeed retailers in the U.S. outperformed this average by 93% Same-Store GTV growth – almost double. In 2021, comparing locations that were operational in both 2021 and 2020 for the full year, the verticals with the largest year-over-year Same-Store GTV growth were: ● Books, Toys, & Hobby (55%) ● Apparel & Footwear (52%) ● Gifts (50%) ● Home & Garden (46%) By contrast, many of the verticals that initially benefited from COVID-influenced lockdowns saw moderate Same-Store GTV growth in 2021, with the Bike and Pet verticals growing 10% and 13%, respectively. Coming out of a year of lockdowns and restrictions that saw some regions more impacted than others, shoppers in Europe and APAC saw a more aggressive recovery. When looking at its global footprint, the following regions had the largest year-over-year Same-Store GTV growth amongst retailers on the Lightspeed platform: ● Europe (49%) ● APAC (44%) ● North America (30%) ● Latin America (20%) 3 https://www.census.gov/retail/marts/www/marts_current.pdf 4 https://www.statista.com/statistics/232347/forecast-of-global-retail-sales-growth/

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Lightspeed 2021 Hospitality Data

Research and Markets[5] predicted an 18.5% global growth rate in 2021 for the hospitality industry but Lightspeed hospitality merchants saw year-over-year Same-Store GTV growth of nearly double that estimate. With lockdowns and restrictions easing, Lightspeed hospitality merchants saw substantial year-over-year Same-Store GTV growth in the segments hit hardest by pandemic restrictions.

Among global Lightspeed hospitality merchants, the following verticals saw the largest year-over-year Same-Store GTV growth:

- Nightclubs (140%)
- Fine Dining (70%)
- Bar and Pub (60%)
- Casual Dining (55%)

When looking at global year-over-year Same-Store GTV growth on a regional basis, Lightspeed hospitality merchants in the following regions saw the largest growth:

- Latin America (97%)
- North America (40%)
- Asia Pacific (29%)
- Europe (24%)

Lightspeed 2021 Holiday Data

As Lightspeed customers powered through the headwinds associated with pandemic resurgences and supply chain challenges, they still managed to show strong year-over-year holiday season Same-Store GTV growth through the last three months of the year. Within retail, Lightspeed U.S. merchants saw Same-Store GTV grow 15% in the last quarter of calendar 2021.

[5] https://www.researchandmarkets.com/reports/5240286/hospitality-global-market-report-2021-covid-19

Lightspeed hospitality merchants had a fantastic holiday season with diners making up for lost time: Same-Store GTV for hospitality locations in the U.S. grew 36% for the quarter, and 39% globally. This exciting growth data comes at the end of a dynamic year for Lightspeed where the company finalized its acquisitions of Vend, NuORDER and Ecwid, and launched a new Supplier Network, a new flagship eCommerce platform, and a new flagship Lightspeed Restaurant solution, while also expanding Payments globally across industries. About Lightspeed Powering the businesses that are the backbone of the global economy, Lightspeed’s one-stop commerce platform helps merchants innovate to simplify, scale and provide exceptional customer experiences. Our cloud commerce solution transforms and unifies online and physical operations, multichannel sales, expansion to new locations, global payments, financial solutions and connection to supplier networks. Founded in Montréal, Canada in 2005, Lightspeed is dual-listed on the New York Stock Exchange (NYSE: LSPD) and Toronto Stock Exchange (TSX: LSPD). With teams across North America, Europe and Asia Pacific, the company serves retail, hospitality and golf businesses in over 100 countries. For more information, see www.lightspeedhq.com. Follow us on social media: LinkedIn, Facebook, Instagram, YouTube, and Twitter. Key Performance Indicators We monitor the following key performance indicators to help us evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. Our key performance indicators may be calculated in a manner different from similar key performance indicators used by other companies. Gross Transaction Volume. "Gross Transaction Volume" or "GTV" means the total dollar value of transactions processed through our cloud-based SaaS platform, excluding amounts processed through the NuORDER solution, in the period, net of refunds, inclusive of shipping and handling, duty and value-added taxes. We believe GTV is an indicator of the success of our customers and the strength of our platform. GTV does not represent revenue earned by us. We have excluded amounts processed through the NuORDER solution from our GTV because they represent business-to-business volume rather than business-to-consumer volume and we do not currently have a robust payments solution for business-to-business volume. Forward-Looking Statements This news release may include forward-looking information and forward-looking statements within the meaning of applicable securities laws ("forward-looking statements"). Forward-looking statements are statements that are predictive in nature, depend upon or refer to future events or conditions and are identified by words such as "will", "expects", "anticipates", "intends", "plans", "believes", "estimates" or similar expressions concerning matters that are not historical facts. Such statements are based on current expectations of Lightspeed's management and inherently involve numerous risks and uncertainties, known and unknown, including economic factors. A number of risks, uncertainties and other factors may cause actual results to differ materially from the forward-looking statements contained in this news release, including, among other factors, those risk factors identified in our most recent Management's Discussion and Analysis of Financial Condition and Results of Operations, under "Risk Factors" in our most recent Annual Information Form, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Readers are cautioned to consider these and other factors carefully when making decisions with respect to Lightspeed's subordinate voting shares and not to place undue reliance on forward-looking statements. Forward- looking statements contained in this news release are not guarantees of future performance and, while forward-looking statements are based on certain assumptions that Lightspeed considers reasonable, actual events and results could differ materially from those expressed or implied by forward-looking statements made by Lightspeed. Except as may be expressly required by applicable law, Lightspeed does not undertake any obligation to update publicly or revise any such forward-looking statements, whether as a result of new information, future events or otherwise. Media Contacts: Victoria Baker, NKPR victoriab@nkpr.net Cydoney Curran, NKPR cydoney@nkpr.net Jennifer Fugel, Newsmaker Group jfugel@newsmakergroup.com Lightspeed Media Relations: media@lightspeedhq.com